UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: May 3, 2006

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. (the “Partnership”), dated May 3, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP.

• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2006	TEEKAY LNG PARTNERS L.P. By: /s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY LNG PARTNERS L.P. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY LNG REPORTS FIRST QUARTER RESULTS
AND INCREASES PER UNIT CASH DISTRIBUTION BY 12%

First Quarter Highlights

  Increased quarterly cash distribution by 12% to $0.4625 per unit, from $0.4125 per unit in the previous quarter
  Net income of $0.8 million is net of a $7.8 million unrealized foreign exchange loss, which has no impact on cash flow
  Generated $17.6 million in distributable cash flow

Nassau, The Bahamas, May 3, 2006 — Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported net income of $0.8 million for the three months ended March 31, 2006, compared to net income of $41.9 million for the three months ended March 31, 2005. The results for the first quarters of 2006 and 2005 include a $7.8 million foreign currency exchange loss and a foreign currency exchange gain of $45.0 million, respectively, relating primarily to long-term debt denominated in Euros. Nearly all of Teekay LNG’s foreign currency exchange gains and losses are unrealized.

The Partnership’s Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs. As a result, the Partnership currently is not exposed materially to foreign currency fluctuations. However, for accounting purposes the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency exchange gains or losses in the income statement, as reflected in the foreign currency exchange loss and gain discussed above for the first quarter of 2006 and 2005, respectively.

During the three months ended March 31, 2006, the Partnership generated $17.6 million of distributable cash flow.(1) Teekay GP L.L.C., the general partner of Teekay LNG, has declared a cash distribution of $0.4625 per unit for the first quarter of 2006, representing a total cash distribution of $16.5 million. The cash distribution is payable on May 15, 2006 to all unitholders of record on May 10, 2006.

“We are pleased to declare a 12% increase to the quarterly cash distribution, which is in line with the guidance we provided earlier this year,” commented Peter Evensen, Chief Executive Officer of Teekay GP L.L.C. “Teekay LNG’s accretive acquisition in November 2005 of three Suezmax vessels, all on long-term, fixed-rate time-charter contracts with ConocoPhillips, has enabled us to significantly increase cash distributions in our first year as a publicly-traded partnership,” continued Mr. Evensen. “Based on the fixed-rate nature of our time-charter contracts, and the scheduled delivery dates of the three RasGas II LNG newbuildings, we are re-affirming our previously announced guidance of $1.85 per unit in annualized cash distributions through the second quarter of 2007, and an additional 14% increase to $2.10 per unit commencing in the third quarter of 2007.”

As previously announced, Teekay LNG has agreed to acquire from its parent company, Teekay Shipping Corporation (Teekay) (NYSE: TK), its 70% interest in Teekay Nakilat Corporation (Teekay Nakilat), which owns three 151,700 cubic meter LNG newbuilding carriers that are subject to capital leases and are scheduled to deliver during the fourth quarter of 2006 and the first half of 2007. Upon their deliveries, the vessels will provide transportation services under 20-year, fixed-rate time charters, with inflation adjustments, to Ras Laffan Liquefied Natural Gas Co. Limited (II) (RasGas II), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. Qatar Gas Transport Company Ltd. (Nakilat) (QGTC) owns the remaining 30% interest in Teekay Nakilat.

During January 2006, the three subsidiaries of Teekay Nakilat entered into 30-year U.K. leases for the three LNG carriers with SeaSpirit Leasing Limited (SeaSpirit). SeaSpirit reimbursed Teekay Nakilat for previously paid shipyard installments and other construction costs, in the amount of $313.0 million. Teekay Nakilat used these proceeds, along with term loans and loans from its joint venture partners, to fund restricted cash deposits, which totaled $395.3 million at March 31, 2006. Under the terms of the U.K. leases, the Partnership is required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. These cash deposits are restricted to being used for capital lease payments.

(1)     Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see the Appendix for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

The Partnership expects that the tax benefits of these lease arrangements will reduce the equity portion of its purchase of Teekay’s 70% interest in Teekay Nakilat by approximately $40 million, from approximately $93 million to approximately $53 million. As a result, no additional Partnership units will be required to be issued to fund the purchase of the 70% interest from Teekay. The Partnership intends to finance this equity portion with borrowings under its revolving credit facilities, cash balances or a combination of both.

Teekay LNG’s Fleet

The following table summarizes Teekay LNG’s fleet as of March 31, 2006:

-------------------------------------------------------------------
                                       Number of Vessels
                          -----------------------------------------
                            Delivered     Committed
                             Vessels      Vessels(1)      Total
------------------------- ------------- ------------- -------------
  LNG Carrier Fleet             4             3 (2)         7
  Suezmax Tanker Fleet          8             -             8
------------------------- ------------- ------------- -------------
  Total                        12             3            15
------------------------- ------------- ------------- -------------
(1)	Excludes Teekay’s interest in six LNG newbuilding carriers relating to the RasGas 3 and Tangguh LNG projects that have been awarded to Teekay and that Teekay LNG will have the right to acquire, as described below.

(2)	Represents the 70% interest in three LNG newbuilding carriers subject to capital leases relating to the RasGas II LNG project that Teekay LNG has agreed to acquire from Teekay, as described above.

Future LNG Projects

RasGas 3

In August 2005, Teekay announced that it had been awarded contracts to charter four 217,000 cubic meter LNG newbuilding carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. Upon their deliveries scheduled during the first half of 2008, the vessels will provide transportation services to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years, with options exercisable by RasGas 3 to extend up to a total of 35 years.

In accordance with existing agreements, Teekay is required to offer to Teekay LNG its 40% interest in these vessels and related charter contracts no later than 180 days before the scheduled deliveries of the vessels. QGTC will own the remaining 60% interest.

Tangguh

In July 2005, Teekay announced that it had been awarded contracts to charter two 155,000 cubic meter LNG newbuilding carriers to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia. Upon their deliveries scheduled for late 2008 and early 2009, the vessels will provide transportation services at fixed rates, with inflation adjustments, for a period of 20 years.

In accordance with existing agreements, Teekay is required to offer to Teekay LNG its 70% interest in these vessels and related charter contracts no later than 180 days before the scheduled deliveries of the vessels. An Indonesian joint venture partner will own the remaining 30% interest.

About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is a Marshall Islands partnership formed by Teekay Shipping Corporation as part of its strategy to expand its operations in the liquefied natural gas (LNG) shipping sector. Teekay LNG Partners L.P. provides LNG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of seven LNG carriers and eight Suezmax class crude oil tankers. Three of the seven LNG carriers are newbuildings scheduled for delivery in late 2006 and early 2007.

Teekay LNG Partner’s common units trade on the New York Stock Exchange under the symbol “TGP”.

Earnings Conference Call

The Partnership plans to host a conference call at 1:00 p.m. EDT on Friday, May 5, 2006, to discuss the Partnership’s results and the outlook for its business activities. All unitholders and interested parties are invited to listen to the live conference call and view the Partnership’s earnings presentation through the Partnership’s Web site at www.teekaylng.com. The Partnership plans to make available a recording of the conference call until May 12, 2006 by dialing (719) 457-0820, access code 3355143, or via the Partnership’s Web site until June 5, 2006.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-6442

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-6433

Web site: www.teekaylng.com

-------------------------------------------------------------------------------------------------
                                  TEEKAY LNG PARTNERS L.P.
                         SUMMARY CONSOLIDATED STATEMENTS OF INCOME (1)
                       (in thousands of U.S. dollars, except unit data)
-------------------------------------------------------------------------------------------------
                                     Three Months Ended  Three Months Ended  Three Months Ended
                                           March 31,          December 31,         March 31,
                                             2006                 2005               2005
                                         (unaudited)          (unaudited)         (unaudited)

VOYAGE REVENUES                              44,141               40,206             34,764
------------------------------------- ------------------- ------------------- -------------------
OPERATING EXPENSES
Voyage expenses                                 277                  199                192
Vessel operating expenses                     8,961                7,531              7,994
Depreciation and amortization                12,659               11,961             10,211
General and administrative                    3,095                3,021              1,510
------------------------------------- ------------------- ------------------- -------------------
                                             24,992               22,712             19,907
------------------------------------- ------------------- ------------------- -------------------
Income from vessel operations                19,149               17,494             14,857
------------------------------------- ------------------- ------------------- -------------------
OTHER ITEMS
Interest expense                            (18,601)             (15,048)           (25,612)
Interest income                               7,437                5,443              6,269
Income tax recovery (expense)                   300                 (349)             1,356
Foreign exchange (loss) gain                 (7,825)               5,184             45,000
Other - net                                     308                    -                 37
------------------------------------- ------------------- ------------------- -------------------
                                            (18,381)              (4,770)            27,050
------------------------------------- ------------------- ------------------- -------------------
Net income                                      768               12,724             41,907
------------------------------------- ------------------- ------------------- -------------------
Limited partners' units outstanding:
Weighted-average number of common
   units outstanding
      -   Basic and diluted (2)          20,238,072           17,548,942          8,734,572
Weighted-average number of
   subordinated units outstanding
      -   Basic and diluted (2)          14,734,572           14,734,572         14,734,572
Weighted-average number of total
   units outstanding
      -   Basic and diluted              34,972,644           32,283,514         23,469,144
------------------------------------- ------------------- ------------------- -------------------
(1)	Teekay LNG was formed to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Teekay Luxembourg S.a.r.l. (Luxco) and its subsidiaries. Financial results for periods prior to May 10, 2005 (the date of Teekay LNG’s initial public offering) are attributable primarily to Luxco, which owns all of the outstanding shares of Teekay Shipping Spain S.L. In May 2005, Teekay contributed all of the issued and outstanding shares and notes receivable of Luxco to the Partnership in connection with its initial public offering in May 2005.

(2)	For periods prior to May 10, 2005, amounts presented represent the number of units Teekay received in exchange for the net assets it contributed to the Partnership in connection with its initial public offering.

-------------------------------------------------------------------------------------------------
                                     TEEKAY LNG PARTNERS L.P.
                               SUMMARY CONSOLIDATED BALANCE SHEETS
                                  (in thousands of U.S. dollars)
-------------------------------------------------------------------------------------------------
                                                    As at March 31, 2006  As at December 31, 2005
                                                         (unaudited)
ASSETS
Cash and cash equivalents                                   27,401                 34,469
Restricted cash - current                                  137,220                139,525
Other current assets                                        10,296                  6,949
Restricted cash - long-term                                567,517                158,798
Vessels and equipment                                    1,176,657              1,185,511
Advances on newbuilding contracts                                -                316,875
Other assets                                                58,370                 20,215
Intangible assets                                          166,911                169,194
Goodwill                                                    39,279                 39,279
------------------------------------------------- ----------------------- -----------------------
Total Assets                                             2,183,651              2,070,815
================================================= ======================= =======================
LIABILITIES AND PARTNERS' EQUITY
Accounts payable and accrued liabilities                    20,529                 19,837
Current portion of long-term debt                          153,301                145,749
Current portion of long-term debt related to
   newbuilding vessels to be leased                          2,076                      -
Advances from affiliate                                      4,097                  2,222
Long-term debt                                             782,260                780,592
Long-term debt related to newbuilding vessels
   to be leased                                            403,407                319,573
Other long-term liabilities                                 58,122                 33,703
Partners' equity                                           759,859                769,139
------------------------------------------------- ----------------------- -----------------------
Total Liabilities and Partners' Equity                   2,183,651              2,070,815
================================================= ======================= =======================

                                     TEEKAY LNG PARTNERS L.P.
                          SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands of U.S. dollars)

-------------------------------------------------------------------------------------------------
                                                                 Three Months Ended
                                                                     March 31,
                                                            2006                   2005
                                                        (unaudited)             (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
------------------------------------------------- ----------------------- -----------------------
Net operating cash flow                                    16,388                  17,278
------------------------------------------------- ----------------------- -----------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                               91,627                   5,817
Scheduled repayments of long-term debt                     (4,143)                 (4,950)
Prepayments of long-term debt                             (29,000)                 (2,587)
Net advances from affiliate                                16,523                      51
(Increase) decrease in restricted cash                   (392,506)                  2,422
Cash distributions paid                                   (14,721)                      -
Other                                                      (2,666)                      -
------------------------------------------------- ----------------------- -----------------------
Net financing cash flow                                  (334,886)                    753
------------------------------------------------- ----------------------- -----------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                     (1,542)                (43,962)
Proceeds from sale of vessels and equipment               312,972                  63,026
------------------------------------------------- ----------------------- -----------------------
Net investing cash flow                                   311,430                  19,064
------------------------------------------------- ----------------------- -----------------------
(Decrease) increase in cash and
   cash equivalents                                        (7,068)                 37,095
Cash and cash equivalents, beginning
   of the period                                           34,469                 156,410
------------------------------------------------- ----------------------- -----------------------
Cash and cash equivalents, end of the period               27,401                 193,505
================================================= ======================= =======================

         TEEKAY LNG PARTNERS L.P.
APPENDIX — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash interest expense, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

   -------------------------------------------------- ----------------------
                                                        Three Months Ended
                                                          March 31, 2006
                                                            (unaudited)
   -------------------------------------------------- ----------------------
    Net income                                                   768
    Add:
        Depreciation and amortization                         12,659
        Foreign exchange loss                                  7,825
        Non-cash interest expense                              1,983
    Less:
        Estimated maintenance capital expenditures             5,288
        Income tax recovery                                      300
   -------------------------------------------------- ----------------------
    Distributable cash flow                                   17,647
   -------------------------------------------------- ----------------------

         FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; the Partnership’s expected cash distributions to be paid to unitholders in 2006 and 2007; the offers to the Partnership of Teekay’s interests in LNG projects; the timing of the commencement of the RasGas II, RasGas 3 and Tangguh LNG projects; the timing of LNG newbuilding deliveries; expected reductions in the equity purchase price for Teekay’s ownership interest in Teekay Nakilat, and the expected financing sources for such equity portion; cost of LNG newbuildings for the RasGas II project and related financing arrangements including the lease arrangement; and the Partnership’s exposure to foreign currency fluctuations, particularly in Euros. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG, either generally or in particular regions; less than anticipated revenues or higher than anticipated costs or capital requirements; failure of Teekay GP L.L.C. to authorize increased cash distributions to unitholders; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; shipyard production delays; the Partnership’s ability to raise financing to purchase additional vessels or to pursue LNG projects; required approvals by the conflicts committee of the board of directors of the Partnership’s general partner to increase cash distributions or to acquire any LNG projects offered to the Partnership by Teekay; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2005. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.